UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kaleido Biosciences, Inc.

File No. 333-229204 - CF#36858

Kaleido Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form S-1 registration statement filed on January 11, 2019, as amended.

Based on representations by Kaleido Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through October 26, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary